SECU[...] 07008365 [...]SSION

RECEIVED DEC 2 6 2007 SEC MAIL PROCESSING SECTION WASH. D.C. 190

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 10646

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2006 (MM/DD/YY) AND ENDING October 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hefren-Tillotson, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

308 Seventh Avenue

(No. and Street)

Pittsburgh	PA	15222
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Niesslein 412-258-1039

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KFMR Katz Ferraro McMurtry, P.C.

(Name – *if individual, state last, first, middle name*)

223 Fourth Avenue	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JAN 17 2008 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Joseph Niesslein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hefren-Tillotson, Inc., as of October 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Gale A. Rezner, Notary Public
City Of Pittsburgh, Allegheny County
My Commission Expires Mar. 28, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KfMR

HEFREN-TILLOTSON, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

OCTOBER 31, 2007

HEFREN-TILLOTSON, INC.

TABLE OF CONTENTS

October 31, 2007

KFMR Katz Ferraro McMurtry
Accountants · Consultants · Advisors
A Professional Corporation

Independent member of DFK International with offices in principal cities throughout the world

INDEPENDENT AUDITORS' REPORT

Board of Directors
Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

We have audited the accompanying statement of financial condition of Hefren-Tillotson, Inc., (the "Company") as of October 31, 2007, and the related statement of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hefren-Tillotson, Inc. as of October 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, Statement of Exemption from Reserve Requirement Computation Under Rule 15c3-3 of the Securities and Exchange Commission as of October 31, 2007 and Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 on pages 16 through 20 inclusive is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KFMR Katz Ferraro McMurtry

Pittsburgh, Pennsylvania
December 14, 2007

300 Benedum-Trees Building • 223 Fourth Avenue • Pittsburgh, PA 15222
(412) 471-0200 • FAX (412) 471-0672 • www.kfmr.com

KfMR

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Payable to clearing organization	$ 495,055
Commission and other compensation payable	2,299,111
Income taxes payable, including deferred taxes of $177,718	383,874
Accrued retirement plan liability	1,058,245
Accounts payable, accrued expenses and other liabilities	1,054,418
Deferred investment advisory fees	2,301,215
Due to affiliates	733,014
TOTAL LIABILITIES	8,324,932
STOCKHOLDERS' EQUITY	
Common stock, $10 par value; 100,000 shares authorized, 25,963 shares issued and outstanding	259,630
Additional paid in capital	191,593
Retained earnings	7,370,305
TOTAL STOCKHOLDERS' EQUITY	7,821,528
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$16,146,460

The accompanying notes are an integral part of these financial statements.

HEFREN-TILLOTSON, INC.

KMR

STATEMENT OF INCOME

Year Ended October 31, 2007

REVENUE	
Principal transactions	$ 6,980,564
Service fees	9,952,804
Commissions	3,081,278
Investment advisory fees	12,662,053
Other	1,341,788
TOTAL REVENUE	34,018,487
EXPENSES	
Employee compensation and benefits	22,206,949
Exchange and clearance fees	1,229,977
Communications and data processing	277,656
Occupancy	1,141,484
Other operating expenses	4,649,985
TOTAL EXPENSES	29,506,051
INCOME FROM OPERATIONS	4,512,436
OTHER INCOME AND EXPENSES	
Loss on disposal of assets	1,265
Interest expense	95,774
TOTAL OTHER INCOME AND EXPENSES	97,039
INCOME BEFORE PROVISION FOR INCOME TAXES	4,415,397
PROVISION FOR INCOME TAXES	
Income taxes - current	1,816,260
Income taxes - deferred	23,391
TOTAL INCOME TAXES	1,839,651
NET INCOME	$ 2,575,746

The accompanying notes are an integral part of these financial statements.

KfMR

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended October 31, 2007

	Common Stock				
	Number of shares	Par Value	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, October 31, 2006	25,963	$ 259,630	$ 191,593	$5,599,412	$ 6,050,635
Net income	-	-	-	2,575,746	2,575,746
Dividends	-	-	-	(804,853)	(804,853)
Balance, October 31, 2007	25,963	$ 259,630	$ 191,593	$7,370,305	$ 7,821,528

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

Year Ended October 31, 2007

Subordinated borrowings at October 31, 2006	$	-
Increases		-
Decreases		-
Subordinated borrowings at October 31, 2007	$	-

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

Year Ended October 31, 2007

OPERATING ACTIVITIES	
Net income	$ 2,575,746
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	234,360
Deferred income taxes	23,391
Loss on disposal of assets	1,265
Net change in operating assets and liabilities (Note 11)	(1,425,532)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,409,230
INVESTING ACTIVITIES	
Proceeds from sale of assets	1,472
Purchases of furniture, equipment and leasehold improvements	(478,452)
NET CASH USED IN INVESTING ACTIVITIES	(476,980)
FINANCING ACTIVITIES	
Payment of dividends	(804,853)
NET CASH USED IN FINANCING ACTIVITIES	(804,853)
NET INCREASE IN CASH AND CASH EQUIVALENTS	127,397
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	403,785
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 531,182

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest	$ 95,774
Income taxes	$ 1,920,000

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Year Ended October 31, 2007

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Hefren-Tillotson, Inc. (the "Company"), a member of the Financial Industry Regulatory Authority (FINRA), is a registered securities broker-dealer and a registered investment advisor. The Company conducted the majority of its business from its principal office in Pittsburgh, along with five additional offices throughout Western Pennsylvania. The Company is a majority-owned subsidiary of Masterplan, Inc. (the "Parent").

Description of Business

The Company provides professional financial counseling and planning services. It operates as a full service securities broker-dealer providing traditional brokerage products, investment management services through the HT Asset Management Division and insurance products.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Method of Accounting

The financial statements have been prepared using the accrual basis of accounting in accordance with generally accepted accounting principles.

Revenue and Expense Recognition

Principal and agency security transactions and related commission revenue are recorded on a trade date basis, which is generally the same day as the transaction and in accordance with industry standards. Investment advisory fees and service fees are recognized as earned.

Commissions and related clearing expenses are also recorded on a trade-date basis as securities and other transactions occur.

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents and Concentrations of Credit Risk

For purposes of reporting cash flows, the Company considers checking accounts to be cash equivalents. Financial instruments which potentially expose the Company to concentrations of credit risk consist of cash, demand deposits and highly-liquid investments with financial institutions and accounts receivable.

The Company places its cash with a financial institution which management considers financially secure. However, at times such deposits may be in excess of the Federal Deposit Insurance Corporation limit.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, institutional and individual investors, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Security Positions

Securities owned and securities sold but not yet purchased, are carried at market value as determined by the most recently traded price of each security at the balance sheet date. Investments not readily marketable are valued at estimated fair market value as determined by management.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are recorded at cost and are depreciated and amortized on a straight-line basis over the estimated useful lives of the assets. Maintenance and repairs, which do not extend the lives of the applicable assets, are charged to operations as incurred. Gain or loss resulting from the retirement or other disposition of assets is included in income.

NOTE 1 – ORGANIZATION, BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Advertising

The Company expenses advertising costs as incurred. Advertising and sponsorship costs were approximately $712,000 for the year ended October 31, 2007.

NOTE 2 – SECURITIES OWNED OR SOLD BUT NOT YET PURCHASED

Marketable securities owned or sold but not yet purchased are stated at market value. The market values at October 31, 2007 are as follows:

	Securities Owned Market Value	Securities Sold But Not Yet Purchased
Money markets	$ 11,288,930	$ -
Municipal bonds	1,317,122	-
Mutual funds	491	-
	$ 12,606,543	$ -

Municipal securities consist mostly of Pennsylvania municipalities.

NOTE 3 – PAYABLE TO CLEARING BROKER

The Company clears certain of its proprietary transactions on a fully disclosed basis. The amount payable to the clearing organization as it relates to the aforementioned transactions is collateralized by securities owned and receivables due to the Company, subject to margin requirements. The amount payable to the clearing organization was $495,055 as of October 31, 2007 and is charged interest at variable rates.

NOTE 4 – LEASE OBLIGATIONS

The Company leases its principal office from a Partnership, whose partners include several officers and/or shareholders of the Company. The Company pays all of the utilities, taxes, repairs, and assessments incurred on the property as part of its lease obligation. During the fiscal year ended October 31, 2007, rent expense was approximately $197,000, excluding these costs.

The Company also leases other office facilities, automobiles and office equipment from third parties under non-cancellable operating leases expiring through July 30, 2013. During the fiscal year ended October 31, 2007, these rental expenses totaled approximately $526,000.

As of October 31, 2007, future minimum lease payments under these lease agreements, including the principal office discussed above, are as follows:

Years ending October 31,	
2008	$ 659,000
2009	585,000
2010	577,000
2011	564,000
2012	112,000
Thereafter	84,000
	$2,581,000

NOTE 5 – NET CAPITAL REQUIREMENTS

Under the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. As of October 31, 2007, the Company had net capital and net capital requirements of $5,955,342 and $510,143, respectively.

The Company's aggregate indebtedness to net capital ratio is 1.28 to 1.

NOTE 6 – INCOME TAXES

Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company files its own state tax return.

The current and deferred portions of income tax expense included in the statement of income, as determined in accordance with FASB Statement No. 109, *Accounting For Income Taxes*, are as follows:

Current:	
Federal	$ 1,392,723
State	423,537
Total current	$ 1,816,260
Deferred:	
Federal	$ 16,736
State	6,655
Total deferred	$ 23,391
Total provision for income taxes	$ 1,839,651

NOTES TO FINANCIAL STATEMENTS
Year Ended October 31, 2007

NOTE 6 – INCOME TAXES (CONTINUED)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, which primarily consists of depreciation. Permanent differences include non-deductible entertainment expenses, dues, and tax-free municipal bond interest. In addition, state tax differences include the gains on sales of municipal securities issued before February 1, 1994.

NOTE 7 – RETIREMENT PLAN

The Company has a defined contribution plan (the "Plan") with both profit sharing and 401(k) features. Contributions under the plan are limited and made in accordance with the Internal Revenue Code. All employer profit sharing contributions are at the discretion of management.

The Company did and plans to make a profit sharing contribution relating to the retirement plan for the Plan's calendar years ended December 31, 2006 and 2007, respectively. The contribution to the profit sharing plan by the company was increased to a total of $1,182,000 for the fiscal year ended October 31, 2007.

NOTE 8 – RELATED PARTY TRANSACTIONS

During the year, the Parent advanced $2,725,507 (including intercompany interest of $91,393) and received repayments of $2,749,945 from the Company. The Company's balance due decreased by $24,438 to $733,014 as of October 31, 2007.

The Company reimburses the Parent for shares of Masterplan common stock which are provided to employees of the Company as a non-qualified stock option program established at the discretion of the board of directors. The shares are purchased at the prevailing market rate at the time of transfer resulting in compensation expense of approximately $17,000.

NOTE 9 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company's customer and trading activities involve the execution, settlement and financing of various securities transactions on either a cash or margin basis. These activities may expose the Company to off balance sheet risk in the event the counterparty to the transaction is unable to fulfill its contracted obligations.

NOTES TO FINANCIAL STATEMENTS

Year Ended October 31, 2007

NOTE 10 – CONTINGENCIES

The Company is a plaintiff and has been named as a defendant in legal actions in the ordinary course of business. The outcome of such matters cannot be predicted with certainty. In the opinion of management, and after consultation with legal counsel handling such matters, these actions are considered without merit and will be defended vigorously.

NOTE 11 – STATEMENT OF CASH FLOWS

Components of the net change in operating assets and liabilities, as presented in the accompanying statement of cash flows, are as follows:

(Increase) decrease in operating assets:	
Receivables from clearing organization	$ (105,635)
Investment advisory fees receivable	162,024
Receivables - other	61,599
Note receivable	3,000
Advances - officers and employees	29,057
Prepaid expenses	(145,765)
Marketable securities owned, at market value	(1,986,435)
Investments not readily marketable, at estimated fair market value	(3,291)
Increase (decrease) in operating liabilities:	
Payable to clearing broker	268,117
Commissions and other compensation payable	(227,997)
Accounts payable, accrued expenses and other liabilities	20,993
Income taxes payable	20,912
Accrued retirement plan liability	96,874
Deferred investment advisory fees	405,454
Due to affiliates	(24,439)
Net change in operating assets and liabilities	$(1,425,532)

KfMR

SUPPLEMENTAL INFORMATION

HEFREN-TILLOTSON, INC.

KfMR

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended October 31, 2007

The ownership equity qualified for net capital	$7,821,528
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Total capital and allowable subordinated liabilities	7,821,528
Deductions and/or charges:	
Total non-allowable assets from statement of financial condition	1,454,913
Other deduction-deficit	659
Net capital before haircuts on security positions	6,365,956
Haircuts on securities	
Exempted securities	78,238
Debt securities	225,779
Other securities	74
Undue concentration	106,523
	410,614
Net capital	5,955,342
Net capital requirements	510,143
Excess net capital	$5,445,199

Statement Pursuant to Paragraph (D) (4) of Rule 17a-5

There were no differences between this computation of net capital and the computation included in the Company's final unaudited Part II (A) Focus Report as of October 31, 2007.

STATEMENT OF EXEMPTION FROM RESERVE REQUIREMENT COMPUTATION UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

October 31, 2007

Hefren-Tillotson, Inc. claims exemption based on Regulation 240.15c3-3 under (k)(2)(ii). As an introducing broker or dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker (Pershing: SEC#8-17574) or other distributors. Hefren-Tillotson promptly transmits all customer funds and securities to the clearing broker or other distributors, who carry all of the accounts of such customers and maintain and preserve such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or other distributors.

KFMR Katz Ferraro McMurtry
Accountants · Consultants · Advisors
A Professional Corporation

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

Board of Directors
Hefren-Tillotson, Inc.
Pittsburgh, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Hefren-Tillotson, Inc. (the "Company"), as of and for the year ended October 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding

KfMR

paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in a material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2007, to meet the SEC's objectives.

KfMR

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KFMR Katz Ferraro McMurtry

KFMR Katz Ferraro McMurtry, P.C.
December 14, 2007

END